Exhibit 99.1

IAMGOLD
CORPORATION

2005
First Quarter Report

GROWTH
AND
STABILITY

IAMGOLD FIRST QUARTER FINANCIAL RESULTS - 2005
For the Three Months Ended March 31, 2005

Highlights:

■	Net earnings for the first quarter of 2005 amounting $7.7 million is higher by 8% compared to the first quarter of 2004.
■	Attributable gold production for the quarter was to 106,403 ounces at a cash cost, as defined by the Gold Institute, of US$273/oz.
■	Operating cash flow for the quarter was US$8.5 million.
■
Consolidated cash and gold bullion position at March 31, 2005 stood at US$84.4 million (market value US$99.0 million), including US$68.0 million (market value US$82.6 million) in cash and gold bullion directly held by the Company and its subsidiaries.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended
	Mar. 31, 2005	Mar. 31, 2004
Net earnings	$7,743	$7,182
Operating cash flow	$8,533	$5,773
Net earnings per share - basic and diluted	$0.05	$0.05
Operating cash flow per share - basic and diluted	$0.06	$0.04
Gold produced (oz) IMG share	106,403	105,657
GI cash cost (US$/oz)*	$273	$239
Average realized gold price (US$/oz)	$428	$411

*	Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Management’s Discussion and Analysis
(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

Overview

Net earnings for the first quarter of 2005 were $7.7 million or $0.05 per share compared to $7.2 million or $0.05 per share for the first quarter of 2004. The increase in earnings is attributable to higher gold prices, offset by higher cash costs, and to higher royalty revenues. 2004 earnings also included a $1.1 million gain on the sale of a loan receivable.

Operating cash flow for the first quarter of 2005 was $8.5 million or $0.06 per share compared to $5.8 million or $0.04 per share for the first quarter of 2004. In addition to higher gold prices and higher royalty revenues, operating cash flow for the first quarter of 2005 was positively impacted by improved performance by Yatela compared to the corresponding period for 2004.

Summarized Financial Results
(in $000’s except where noted)

	2005	2004				2003
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr
Net earnings	$7,743	$2,897	$908	$622	$7,182	6,977	6,174	2,440
Net earnings per share
- basic and diluted	0.05	0.02	0.01	0.00	0.05	0.04	0.04	0.02
Operating cash flow (deficiency)	8,533	(4,713)	18,886	(6,263)	5,773	4,011	6,485	7,850
Operating cash flow (deficiency) per share
- basic and diluted	0.06	(0.03)	0.13	(0.04)	0.04	0.03	0.04	0.05

Cash and bullion balance (at cost)	84,361	85,436	93,017	94,900	113,190	113,958	106,463	99,816

Gold produced (000 oz - IMG share)	106	119	99	108	106	108	103	103

Weighted average GI cash cost
($/oz - IMG share)*	273	253	255	243	239	246	221	215
Gold spot price ($/oz)**	427	434	401	393	408	391	363	347

*	Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliations to GAAP.
**	Average gold price as per the London pm fix.

IAMGOLD Attributable Production and Costs

	2005	2004
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Production (000 oz)
Sadiola - 38%	38	47	38	44	45
Yatela - 40%	23	28	24	25	20
Tarkwa - 18.9%	35	32	24	23	26
Damang - 18.9%	10	12	13	16	15
Total production	106	119	99	108	106

Total cash cost ($/oz - IMG share)*	283	266	264	268	262
GI cash cost ($/oz - IMG share)*	273	253	255	243	239

*	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

IAMGOLD’s attributable share of gold production in 2005 from the above four operating mines is expected to remain at previous estimate of 450,000 ounces, however, estimated total cash cost per ounce, as defined by the Gold Institute, is increased from $270 to $275 for the year.

Results of Operations

Mining Interests

	Three Months Ended
($ 000’s)	Mar. 31, 2005	Mar. 31, 2004
Gold sales	$27,230	$26,105
Mining expense	18,536	15,558
Depreciation and depletion	4,727	4,985
Earnings from mining interests	$3,967	$5,562

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The average gold revenue in the first quarter of 2005 at Sadiola and Yatela was $429 per ounce compared to $414 per ounce for the same period in 2004. Average gold spot price for the respective periods were $427 per ounce and $408 per ounce. First quarter 2004 revenue included amortization for deferred hedge revenue and a mark-to-market adjustment on Sadiola call options. As of December 31, 2004, all deferred hedge revenue has been fully amortized and all call options have expired.

The Company’s share of Sadiola and Yatela operating expenses were 19% higher than the first quarter of 2004. Consolidated Gold Institute cash costs at Sadiola and Yatela were $280 per ounce in the first quarter of 2005 versus $240 per ounce in the same period for 2004. Costs have increased as a result of higher costs for fuel, supplies and labour.

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis

	2005	2004
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	4,600	4,770	3,050	3,650	4,070
Ore milled (000t)	1,180	1,360	1,330	1,300	1,160
Head grade (g/t)	3.6	3.8	3.5	3.8	3.9
Recovery (%)	80	77	70	74	80
Gold production - 100% (000 oz)	101	123	101	117	117
Gold sales - 100% (000 oz)	102	121	103	116	118
Gold revenue ($/oz)*	429	440	410	411	418
Direct cash costs ($/oz)**	295	245	248	234	210
Production taxes ($/oz)**	26	25	24	23	25
Total cash costs ($/oz)**	321	270	272	257	235
Stockpile adjustments ($/oz)**	(33)	(15)	(4)	(15)	(15)
GI cash cost ($/oz)**	288	255	268	242	220

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

For the Company’s mines in Mali, the fourth quarter of any given year normally includes five to six additional operating days as compared to the first quarter of the subsequent year. This difference should be taken into account when quarterly comparisons of performance measures are made.

For the quarter, the tonnes of ore milled was 18% lower than the fourth quarter of 2004 but comparable to the first quarter of 2004, the variances being primarily a result of the difference in operating days. Recoveries on sulphide ore have improved and averaged 76% for the quarter.

Direct cash costs, at $29.6 million, were somewhat below the $30.1 million recorded during the fourth quarter of 2004. Per ounce cash costs were higher, at $288, primarily due to the lower ounces produced. A pilot plant to look at the feasibility of recovering and recycling the cyanide used in the process leach circuit has been installed and testwork is currently underway. Initial results look promising and indicate that significant savings in reagent costs may be achievable with the installation of a plant scale circuit.

Additions to capital assets at Sadiola amounted to $5.6 million for the first quarter of 2005. $3.1 million of the amount was spent on the purchase of mining equipment, $1.6 million for the demolition of the original construction camp and the planned relocation of the workers to a 115 house extension of the mine village, and the remainder was spent on a variety of smaller capital projects. Exploration expenditures for the first quarter amounted to $0.8 million, of which $0.3 million was spent on the deep sulphides project.

Subsequent to quarter-end, a profit distribution of $11.0 million was paid, with IAMGOLD’s share being $4.2 million. Operating cash flow for the quarter at Sadiola was $16.0 million.

Gold production for the second quarter will be negatively impacted by 10 days of downtime on one of the two milling circuits due to a bearing failure on a primary mill. The production lost during the downtime is expected to be made up by the end of the year.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis

	2005	2004
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	4,200	5,470	3,270	4,960	7,420
Ore crushed (000t)	810	830	640	760	640
Head grade (g/t)	2.6	3.2	3.6	3.4	3.6
Gold stacked (oz)	85	86	73	81	74
Gold production - 100% (000 oz)	58	70	59	62	51
Gold sales - 100% (000 oz)	62	65	59	71	46
Gold revenue ($/oz)*	428	438	402	395	405
Direct cash costs ($/oz)**	248	286	225	283	335
Production taxes ($/oz)**	29	25	25	28	22
Total cash costs ($/oz)**	277	311	250	311	357
Cash cost adjustments ($/oz)**	(9)	(32)	(11)	(61)	(72)
GI cash cost ($/oz)**	268	279	239	250	285

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production for the quarter was 17% lower than the fourth quarter of 2004 but 14% higher than that achieved during the first quarter of 2004. The grade stacked during the quarter was 28% lower than the reserve grade of 3.6 g/t for the Yatela pit. Grades for the second quarter will be similar to those achieved during the first quarter and access to reserve grade ore or better should be achieved in the third quarter. The ore at the Alamoutala satellite pit is now fully depleted and reclamation activities are commencing at that site.

Direct cash costs for the quarter were $14.3 million, which is significantly less than the $19.9 million recorded in the fourth quarter of 2004. This is primarily a result of lower tonnes mined in the first quarter. Gold Institute cash costs of $268 per ounce were 4% lower than the fourth quarter of 2004.

Capital expenditures at Yatela totaled $2.5 million for the first quarter of 2005. Of this amount, $2.4 million was spent on the expansion of the leach pads.

Operating cash flow at Yatela for the quarter was $8.8 million. Shareholder loan repayments from Yatela are expected in the second and fourth quarters of 2005.

Working Interests

	Three Months Ended
($ 000’s)	Mar. 31, 2005	Mar. 31, 2004
Tarkwa	$5,278	$2,187
Damang	444	1,929
Earnings from working interests	$5,722	$4,116

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

Earnings in the first quarter of 2005 improved 35% over the same period in 2004 as a result of higher gold prices, increased production at Tarkwa due to the new mill and a non-cash and non-recurring increase to earnings relating to future taxes at Tarkwa and Damang of $2.1 million (IMG share) as a result of a general reduction of effective tax rates in Ghana from 35% to 29%. This improvement is offset by a reduction in production at Damang as the ore grade at Damang has reduced as was expected. The amount of depreciation and amortization included in the above earnings are $2.6 million and $1.4 million for the first quarter of 2005 and 2004 respectively. The increase in depreciation is mainly a result of the amortization of the new mill and mine equipment fleet at Tarkwa.

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2005	2004
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	21,120	18,690	20,780	18,520	16,270
Heap Leach:
Ore crushed (000t)	4,070	4,910	4,090	3,840	4,160
Head grade (g/t)	1.2	1.2	1.3	1.4	1.4
Gold stacked (000 oz)	150	158	175	179	193
Recovery (%)	80	82	81	74	73
Gold production (000 oz)	126	140	125	123	137
CIL:
Ore milled (000t)	1,160	850	-	-	-
Head grade (g/t)	1.8	1.74		-	-
Recovery (%)	89	95	-	-	-
Gold production (000 oz)	59	28	-	-	-
Total gold productino & Sales - 100% (000 oz)	185	168	125	123	137
Gold revenue ($/oz)*	428	434	401	395	407
Direct cash costs ($/oz)**	223	220	274	269	244
Production taxes ($/oz)**	13	13	12	12	12
Total cash costs ($/oz)**	236	233	286	281	256
Gold-in-process adjustments ($/oz)**	2	3	(25)	(20)	(8)
GI cash cost ($/oz)**	238	236	261	261	248

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

First quarter gold production at Tarkwa is 10% higher than that of the fourth quarter of 2004 due to the completion of the new CIL plant which began production in November 2004. Stripping ratios continue to be higher than the life of mine average, which is required to increase the availability of ore for the mill.

Direct cash costs for the quarter were $41.3 million. Gold Institute cash costs of $238 per ounce is comparable to the fourth quarter of 2004 and remain somewhat elevated due to the high levels of stripping being achieved at the site.

Capital expenditures during the first quarter 2005 were $10.2 million. $1.6 million was spent on the mill, $4.9 million was spent on new heap leach facilities, $1.0 million was spent on the purchase of haul trucks and the remaining $2.5 million was spent on other smaller capital projects.

Total cash flow at Tarkwa during the quarter was $20.4 million. Cash balances at Tarkwa as at March 31, 2005 were $81.5 million.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis

	2005	2004
	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	3,120	1,910	2,750	3,630	3,980
Ore milled (000t)	1,260	1,350	1,340	1,390	1,300
Head grade (g/t)	1.4	1.7	1.8	2.1	2.0
Recovery (%)	91	91	90	90	90
Gold production & sales - 100% (000 oz)	54	66	69	83	78
Gold revenue ($/oz)*	429	432	399	395	406
Direct cash costs ($/oz)**	302	218	212	200	210
Production taxes ($/oz)**	13	13	12	12	12
Total cash costs ($/oz)**	315	231	224	212	222
Gold-in-process adjustments ($/oz)**	30	(3)	13	(6)	(5)
GI cash cost ($/oz)**	345	228	237	206	217

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production at the Damang mine for the first quarter was 54,000 ounces which reflects the impact of the depletion of the higher grade ores coming from the main Damang pit.

Direct cash costs for the quarter were $16.3 million, $2.0 million above the $14.4 million spent during the fourth quarter. The higher costs reflect the costs of mining at multiple satellite ore bodies. Gold Institute cash costs were $345 per ounce and reflected the lower production levels and higher mining costs.

Capital expenditures for the quarter were $3.3 million, which was spent on a variety of small capital projects.

Total cash flow at Damang for the first quarter of 2004 was $1.8 million. Cash balances at Damang as of March 31, 2005 were $36.2 million.

Royalty Interests

	Three Months Ended
($ 000’s)	Mar. 31, 2005	Mar. 31, 2004
Gold Royalties
Revenue	$706	537
Amortization	344	331
Diamond Royalties
Revenue	1,557	990
Amortization	818	521
Earnings from Royalty Interests	$1,101	$675

Earnings from royalty interests increased 58% in the first quarter of 2005 compared to the prior year’s quarter due to increased gold prices and increased production at Diavik. Revenue was recorded from the following gold royalty interests for the first quarter of 2005: the Williams mine in northern Ontario; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

Corporate Administration and Other

Corporate administration, excluding corporate transaction costs, were in line with the same period in 2004. Corporate transaction costs were $0.1 million for the first quarter of 2005 and $0.5 million for the same period in 2004. 2005 costs represents an underaccrual of 2004 transaction costs. 2004 costs represents costs associated with the proposed business combination with Wheaton River Minerals.

Exploration expenditures for the first quarter of 2005 were in line with the same period in 2004. However, this level is lower than levels that will occur in subsequent quarters and is due to a later start in the 2005 exploration programs. Budgeted exploration expenditures for the full 2005 year are $8.9 million versus the $7.8 million spent in 2004.

In the first quarter of 2004, earnings were augmented by the sale of a loan for proceeds of $1.8 million, resulting in a gain of $1.1 million which was included in investment income.

Cash Flow

Operating cash flow was $8.5 million for the first quarter of 2005 compared to $5.8 million for the same period in 2004. In respect of investing activities, $3.4 million was invested in the Sadiola and Yatela operations during the quarter.

The corporate cash position was reduced from $26.3 million at December 31, 2004, to $19.7 million as at March 31, 2005, primarily from the payment of the $0.06 per share dividend ($7.3 million) in January 2005.

Exploration

Ecuador

Quimsacocha Project

At IAMGOLD’s 100% owned Quimsacocha project in southern Ecuador, two diamond drills are presently working and a third is due to start shortly. To the end of March a total of 4,215 metres in 20 holes had been drilled. Following on from the excellent drill results of last year some outstanding intersections have been reported in 2005 (see Press Releases of January 26 and April 18). The most impressive result was from hole 168 which intersected a 28 metre zone averaging 61.9 grams per tonne (g/t) of gold, 69.5 g/t silver and 1.8% copper.

The exploration budget for Quimsacocha is $3.9 million and work includes 21,000 metres of diamond drilling and metallurgical testing.

Argentina

A reverse circulation (RC) drill program commenced in April at Dos Lagunas and then the drill moved to Cañadon del Moro. Both targets are epithermal gold systems in Rio Negro province. Results are awaited.

Brazil

In the first quarter, the Company continued to identify epithermal gold drill targets in the south of the country and a diamond drill program commenced in late April.

Senegal

Preparatory field work was carried out on the Bambadji property in eastern Senegal prior to the commencement of a minimum 10,000 metre rotary air blast drill program in late April.

Mali

Two exploration prospecting permits have been granted and reconnaissance work has begun in the field.

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):

	March 31, 2005	December 31, 2004
Working Capital	$106.5	102.6
Current Ratio	9.3	5.7

Cash

Consolidated cash balances totaled $36.1 million at March 31, 2005 compared to $37.4 million at year-end 2004, and can be segmented as follows (in $ millions):

	March 31, 2005	December 31,2004
Corporate cash	$19.7	$11.1
Joint venture cash	16.4	26.3
Total	$36.1	$37.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash in the first quarter of 2005 decreased by $6.5 million compared to a decrease of $3.3 million in the same period of 2004. Cash flows that determined this decrease can be shown as below (in $ millions):

The above cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which would equate to $15.4 million and $6.8 million respectively as at March 31, 2005 and $3.1 million and $5.4 million respectively as at March 31, 2004.

	Three Months Ended
	March 31,	March 31,
	2005	2004
Inflows
Royalties received, net of withholding taxes and gold bullion receipts	$1.9	$1.3
Share issuances, net of share issue costs	1.2	0.5
Interest income	0.2	0.2
Foreign exchange gain on cash balances	0.1	-
Sadiola cash receipts	-	2.7
Proceeds from sale of marketable securities and loans receivable	-	1.8
Other	0.3	0.2
	$3.7	$6.7
Outflows
Dividends	$7.3	$6.7
Corporate administration	1.6	1.5
Exploration and exploration administration	1.2	1.1
Investment and merger transaction costs	0.1	0.5
Foreign exchange loss on cash balances	-	0.2
	$10.2	$10.0
Net inflow (outflow)	$(6.5)	$(3.3)

Gold Bullion

At March 31, 2005, the accumulated gold bullion balance is 147,146 ounces at an average cost of $328 per ounce. The market value of the bullion was $62.9 million using a March 31, 2005 gold price of $428 per ounce.

•                 •     •     •

As at May 11, 2005, the number of shares issued and outstanding of the Corporation was 146.5 million.
Some of the disclosures included in this interim report for the first quarter of 2004 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000’s except where noted)	2005	2004
	Q1	Q4	Q3	Q2	Q1
Mining Interests
Mining expense:
Sadiola	$11,519	$13,111	$10,335	10,969	10,362
Yatela	7,017	6,316	5,583	7,461	5,196
As per financial statements	$18,536	$19,427	$15,918	18,430	15,558
Sadiola
Total cash costs per ounce - ($/oz)	$321	$270	$272	$257	$235
Gold Institute cash costs per ounce - ($/oz)	$288	$255	$268	$242	$220
Gold production - 100% (000 oz)	101	123	101	117	117
38% proportionate share:
Gold production (000 oz)	38	47	38	44	45
Total cash costs	$12,260	$12,606	$10,468	$11,475	$10,449
Stockpile movement	(1,273)	(678)	(168)	(693)	(652)
Gold Institute cash costs	$10,987	$11,928	$10,300	$10,782	$9,797
Change in bullion inventory	38	(127)	16	(1)	(71)
Exploration expensed	62	10	6	27	43
Foreign exchange and interest	774	1,399	113	261	692
Other non-cash adjustments	(342)	(99)	(100)	(100)	(99)
	532	1,183	35	187	565
Mining expense	$11,519	$13,111	$10,335	$10,969	$10,362

(in $000's except where noted)	2005	2004
	Q1	Q4	Q3	Q2	Q1
Yatela
Total cash costs per ounce - ($/oz)	$277	$311	$250	$311	$357
Gold Institute cash costs per ounce - ($/oz)	$268	$279	$239	$250	$285
Gold production - 100% (000 oz)	58	70	59	62	51
(40% proportionate share):
Gold production (000 oz)	23	28	24	25	20
Total cash costs	$6,374	$8,669	$5,949	$7,696	$7,292
Cash cost adjustments:
Stockpile movement	429	(1,731)	(695)	(455)	(1,173)
Deferred stripping	(249)	1,253	600	(508)	(54)
Gold in process	(382)	(415)	(166)	(538)	(250)
	(202)	(893)	(261)	(1,501)	(1,477)
Gold Institute cash costs	$6,172	$7,776	$5,688	$6,195	$5,815
Change in bullion inventory	611	(612)	-	1,228	(572)
Exploration expensed	-	(10)	5	51	-
Foreign exchange and interest	214	(34)	37	166	131
Other non-cash adjustments	20	(804)	(147)	(179)	(178)
	845	(1,460)	(105)	1,266	(619)
Mining expense	$7,017	$6,316	$5,583	$7,461	$5,196
Working Interests
Earnings from working interests:
Tarkwa	$5,278	$2,744	$1,304	$1,506	$2,187
Damang	444	1,110	927	1,442	1,929
As per financial statements	$5,722	$3,854	$2,231	$2,948	$4,116
Tarkwa
Total cash costs per ounce - ($/oz)	$236	$233	$286	$281	$256
Gold Institute cash costs per ounce - ($/oz)	$238	$236	$261	$261	$248
Gold production - 100% (000 oz)	185	168	125	123	137
(18.9% proportionate share):
Gold production (000 oz)	35	32	24	23	26
Total cash costs	$8,253	$7,395	$6,745	$6,532	$6,659
Gold in process	76	101	(594)	(455)	(207)
Gold Institute cash costs	$8,329	$7,496	$6,151	$6,077	$6,452
Gold revenue	$14,954	$13,780	$9,452	$9,182	$10,557
Gold Institute cash costs	(8,329)	(7,496)	(6,151)	(6,077)	(6,452)
Interest income(expense)	129	77	76	(12)	75
Depreciation	(2,201)	(2,072)	(1,330)	(812)	(759)
Income taxes	725	(1,545)	(743)	(775)	(1,234)
Earnings from working interest	$5,278	$2,744	$1,304	$1,506	$2,187

in $000’s except where noted)	2005	2004
	Q1	Q4	Q3	Q2	Q1
Damang
Total cash costs per ounce - ($/oz)	$315	$231	$224	$212	$222
Gold Institute cash costs per ounce - ($/oz)	$345	$228	$237	$206	$217
Gold production - 100% (000 oz)	54	66	69	83	78
18.9% proportionate share:
Gold production (000 oz)	10	12	13	16	15
Total cash costs	$3,209	$2,906	$2,929	$3,308	$3,287
Gold in process	311	(40)	169	(89)	(75)
Gold Institute cash costs	$3,520	$2,866	$3,098	$3,219	$3,212
Gold revenue	$4,367	$5,431	$5,205	$6,162	$6,002
Gold Institute cash costs	(3,520)	(2,866)	(3,098)	(3,219)	(3,212)
Exploration expensed	(74)	(69)	(106)	(95)	(105)
Interest income(expense)	48	9	3	11	4
Depreciation	(381)	(466)	(483)	(644)	(606)
Income taxes	4	(929)	(594)	(773)	(154)
Earnings from working interests	$444	$1,110	$927	$1,442	$1,929
Weighted Average Cash Costs
Gold Institute cash costs, total - IMG share	$29,008	30,066	25,237	26,273	25,276
Total cash costs, total - IMG share	$30,096	31,576	26,091	29,011	27,687
Attributable production (000 oz)	106	119	99	108	106
Gold Institute cash costs per ounce - ($/oz)	$273	253	255	243	239
Total cash costs per ounce - ($/oz)	$283	266	264	268	262

Consolidated Statements of Earnings and Retained Earnings

(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended March 31, 2005

	Three months ended
	Mar. 31, 2005	Mar. 31, 2004
Revenue:
Gold sales	$27,230	$26,105
Royalties	2,263	1,527
	29,493	27,632
Expenses:
Mining costs, excluding depreciation and depletion	18,536	15,558
Depreciation and depletion	4,727	4,985
Amortization of royalty interests	1,162	852
	24,425	21,395
	5,068	6,237
Earnings from working interests	5,722	4,116
	10,790	10,353
Other expenses (income):
Corporate administration	1,815	1,832
Corporate transaction costs	139	496
Exploration	1,157	1,068
Foreign exchange	(156)	(43)
Investment income	(175)	(1,324)
	2,780	2,029
Earnings before income taxes	8,010	8,324
Income taxes (recovery):
Current	936	1,386
Future	(669)	(244)
	267	1,142
Net earnings	7,743	7,182
Retained earnings, beginning of period	42,397	38,064
Retained earnings, end of period	$50,140	$45,246
Number of common shares
Average outstanding during period	145,835,000	145,481,000
Outstanding at end of period	146,116,000	145,536,000
Net earnings per share - basic and diluted	$0.05	$0.05

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

(unaudited)
(United States Dollars in 000’s, except per share data)

As at March 31, 2005

	As at	As at
	Mar. 31, 2005	Dec. 31, 2004
ASSETS
Current assets:
Cash and cash equivalents (note 1)	$36,093	$37,380
Gold bullion (market value $62,905; Dec. 31, 2004 - $63,880) (note 2)	48,268	48,056
Accounts receivable and other	24,751	27,330
Inventories	10,312	11,605
	119,424	124,371
Marketable securities	1,285	1,285
Long-term inventory	17,726	16,883
Long-term receivables	6,933	6,861
Working interests	98,198	92,476
Royalty interests	56,057	57,219
Mining interests	71,760	72,825
Other assets	1,184	1,196
Goodwill	74,886	74,886
	$447,453	$448,002
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable & accrued liabilities	$12,929	$21,809
Long-term liabilities:
Non-recourse loans payable (note 3)	10,537	10,437
Future income tax liability	17,688	18,464
Asset retirement obligations	5,472	5,549
	46,626	56,259
Shareholders' equity:
Common shares (Issued: 146,116,000 shares) (note 4)	345,503	343,957
Stock-based compensation (note 4(b))	5,469	5,675
Share purchase loans	(285)	(286)
Retained earnings	50,140	42,397
	400,827	391,743
	$447,453	$448,002

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended March 31, 2005

	Three months ended
	Mar. 31, 2005	Mar. 31, 2004
Operating activities:
Net earnings	$7,743	$7,182
Items not affecting cash:
Earnings from working interests, net of dividends	(5,722)	(4,116)
Depreciation, depletion and amortization	5,905	5,853
Deferred revenue	-	(414)
Future income taxes	(669)	(244)
Stock-based compensation	189	320
Gain on sale of marketable securities and long-term receivables	-	(1,121)
Unrealized foreign exchange gains	(107)	(221)
Change in non-cash current working capital	2,010	225
Change in non-cash long-term working capital	(816)	(1,691)
	8,533	5,773
Financing activities:
Issue of common shares, net of issue costs	1,166	537
Dividends paid	(7,276)	(6,725)
Repayments of non-recourse loans	(4)	(3)
	(6,114)	(6,191)
Investing activities:
Mining interests	(3,418)	(2,120)
Note receivable	(72)	(48)
Gold bullion royalties	(212)	(162)
Proceeds from disposition of marketable securities and long-term receivables	-	1,833
Other assets	(4)	(15)
	(3,706)	(512)
Decrease in cash and cash equivalents	(1,287)	(930)
Cash and cash equivalents, beginning of period	37,380	66,675
Cash and cash equivalents, end of period	$36,093	$65,745

Supplemental cash flow information:
Interest paid	$-	$-
Income taxes	936	1,386

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended March 31, 2005

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

1.	Cash and Cash Equivalents:

	Mar. 31, 2005	Dec. 31, 2004
Corporate	$19,743	$26,260
Joint ventures	16,350	11,120
	$36,093	$37,380

2.	Gold Bullion:

As at March 31, 2005, the Company held 147,146 ounces of gold bullion at an average cost of $328 per ounce. The market value of this gold bullion, based on the market close price of $428 per ounce was $62,905,000.

3.	Non-Recourse Loans Payable:

	Mar. 31, 2005	Dec. 31, 2004
Yatela loans	$10,537	$10,437
Note receivable from the Government of Mali, included in long-term receivables	6,683	6,611
Net Yatela obligation	$3,854	$3,826

4.	Share Capital:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 2004	145,761,646	$343,957
Exercise of options	347,066	1,493
Share bonus issued	7,390	53
Issued and outstanding, March 31, 2005	146,116,102	$345,503

(a)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of March 31, 2005 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,691,899	$5.78
Granted	100,000	8.49
Exercised	(347,066)	4.14
Forfeited	(24,999)	8.46
Outstanding, March 31, 2005	5,419,834	$5.92
Options exercisable, March 31, 2005	4,370,668	$5.34

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 or 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the three months ended March 31, 2005, $154,000 was recorded as compensation expense relating to the following options:

Year of Grant/ Modification	# of Options	Weighted Average Exercise (Cdn$) Price	Total Weighted Average Fair Value	March 31, 2005 Expense
2002	212,333	$7.42	$2.44	$(47)
2003	510,002	7.60	1.42	34
2004	686,667	9.02	2.10	160
2005	100,000	8.49	2.09	7
	1,509,002	$8.07	$1.96	$154

The Company awarded 22,173 restricted common shares to certain executives of the Company under the Company’s share bonus plan in 2004. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the three months ended March 31, 2005, $19,000 was recorded as compensation expense relating to the restricted share awards. The Company also awarded 2,500 shares to non-executive board members under the Company’s share bonus plan in 2005. For the three months ended March 31, 2005, $15,000 was recorded as compensation expense related to the share bonuses to directors.

5.	Segmented Information:

(a)	The Company’s assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

	Joint Venture
	and Working
March 31, 2005	Interests	Royalties	Corporate	Total
Cash and gold bullion	$16,350	$2,156	$65,855	$84,361
Other current assets	33,757	783	523	35,063
Long-term assets	96,169	71,783	2,719	170,671
Long-term assets related to working interests	157,358	-	-	157,358
	$303,634	$74,722	$69,097	$447,453
Current liabilities	9,806	-	3,123	12,929
Long-term liabilities	17,797	21,955	(6,055)	33,697
	$27,603	$21,955	$(2,932)	$46,626
Revenues	$27,230	$2,263	$-	$29,493
Earnings from working interests	5,722	-	-	5,722
Operating costs of mine	17,548	-	-	17,548
Depreciation, depletion and amortization	4,727	1,162	16	5,905
Exploration	-	-	1,157	1,157
Other	942	(144)	1,906	2,704
Interest and investment expense (income), net	46	-	(155)	(109)
Income taxes	750	(667)	184	267
Net earnings (loss)	$8,939	$1,912	$(3,108)	$7,743

(b)	The Company’s share of joint venture cash flows for the three months ended March 31, 2005 is as follows:

Mar. 31, 2005
Cash flows from (used in) operations	$8,724
Cash flows from (used in) financing	(4)
Cash flows from (used in) investments	(3,490)

6.	Contingencies and Commitments:

(a)
In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. In 2004, Sadiola paid approximately $5.2 million, of which the Company’s share is $2.0 million, as a deposit towards the assessment. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. As of December 2004, the Department of Taxation has withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims and to achieve greater certainty regarding tax and customs matters going forward. The mines may also elect to commence arbitration to enforce their rights under the original Convention Agreements with the Government of Mali.